March 5, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hillenbrand, Inc.
Form 10-K for Fiscal Year Ended September 30, 2009 File No. 1-33794
Ladies and Gentlemen:
On behalf of Hillenbrand, Inc. (the “Registrant”), we are responding to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated February 22, 2010, with respect to the Registrant’s Annual Report on Form 10-K (“Annual Report”) for the fiscal year ended September 30, 2009.
For your convenience, we have repeated in bold type the Staff’s comments and requests for additional information exactly as set forth in the comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Certain terms used in this letter that are defined in the Annual Report have the meanings given to those terms in the Annual Report. Except as otherwise noted, all changed disclosures will be made in the first regular filing (e.g., 10-Q, 10-K) in which the item would normally be disclosed. That is, unless directed by the SEC, we do not plan to file an 8-K to disclose any of the information set forth in this information response.

United States Securities and Exchange Commission
March 5, 2010
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FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2009
General
1.
It appears that you have not filed your service agreement with Service Corporation International as an exhibit, even though you disclose that your relationship with Service Corporation accounted for 13% of your 2009 net revenues. We also note your risk factor disclosure on page 6 that termination of the relationship could negatively affect your financial condition, results of operations, and cash flows. Because you appear to be substantially dependent on your relationship with Service Corporation International, please advise if you considered including in your Form 10-K a description of your contractual arrangements with Service Corporation and filing your agreement with that company as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Registrant agrees that its relationship with Service Corporation International (“SCI”) is significant. As such, the Registrant has carefully evaluated, with the assistance of outside counsel, whether it should file its agreement with SCI as an exhibit to its filings with the Commission. The Registrant believes that it is not required to file the SCI agreement as an exhibit because of the very nature of the agreement, as further explained below. The agreement was made in the ordinary course of business, and the Registrant’s business is not substantially dependent on the agreement.

The Registrant or its subsidiaries frequently enter into agreements with customers, and therefore the agreement is of a type that ordinarily accompanies the business conducted by the Registrant and its subsidiaries. Accordingly, under paragraph (b)(10)(ii) of Item 601 of Regulation S-K, the SCI agreement is deemed to have been made in the ordinary course of business and need not be filed unless it falls into one of four specified categories of exceptions. The agreement does not fall into any of these categories of exceptions. The exception to the “ordinary course” provision of paragraph (b)(10)(ii) set forth in subsection (B) requires the filing of “[a] contract upon which the registrant’s business is substantially dependent...” The contract with SCI does not require SCI to purchase any products from the Registrant or in any other manner impose purchase obligations on SCI. The agreement is not an exclusive agreement and SCI can decide at any time to purchase its products from any other supplier. As such, the Registrant’s business is not “substantially dependent” on the contract. For that matter, the Registrant does not believe that its business is dependent at all on the contract. The “contract” with SCI is more in the nature of a pricing term sheet with other terms and conditions that govern the Registrant’s relationship than what is normally thought of as a purchase or supply agreement.

United States Securities and Exchange Commission
March 5, 2010
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Selected Financial Data, page 17
2.
You have presented your cash provided by operating activities and capital expenditures. While this presentation is useful, they should be considered in the framework of overall cash flows which reflects management’s decision as to the use of these cash flows and the external sources of capital used. A presentation which shows only certain cash flows generated from operations and certain expenditures could indicate that the use of the remaining cash flow is entirely at the discretion of management. Please also present your cash flows from investing and financing activities. See Section 202.03 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response: The Registrant will include both cash flows from investing and financing activities within the Selected Financial Data in future annual filings.
Item 8. Financial Statements and Supplementary Data, page 39
Note 7. Retirement and Postretirement Benefit Plans, page 62
3.	Please tell us and revise future filings to disclose the underlying reasons for the significant increase in the actuarial loss during the fiscal year ended September 30, 2009.

Response: The change in the actuarial loss identified within the table on page 62 is the primary component to the overall increase in the Registrant’s defined benefit obligations. The Registrant has described the underlying reason of the significant increase in its defined benefit obligations under “12-Month Outlook, Operating Activities” within Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS on page 27. As indicated, “That increase was substantially driven by a decrease in the discount rate used to value the obligations.” As indicated within the table on page 64 of the Annual Report, the discount rate for the obligation decreased from 7.5% as of September 30, 2008 to 5.5% as of September 30, 2009.

United States Securities and Exchange Commission
March 5, 2010
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Note 14, Fair Value Measurements, page 75
4.
We note the carrying value of the Forethought note receivable and related interest receivable was significantly in excess of its fair value as of September 30, 2009 and 2008. Please tell us what specific factors you considered in your determination that no impairment should be recognized on the note.

Response: The Registrant accounts for the Note in accordance with ASC 310. When the Registrant performs its periodic impairment evaluation it considers the following primary factors in drawing its conclusion as to whether it is probable that Forethought will not be able to honor the terms of the Note (in accordance with ASC 310-10-35-16):

•	Available capital and surplus within Forethought’s primary insurance operations, an indicator of liquidity of the entity

•	Embedded Value, an indicator of enterprise value and an indicator of the ability of the entity to raise capital

•	Forethought’s recent investment portfolio results and the quality of the related investments

•	GAAP equity, an indicator of financial strength

•	Recent GAAP and Statutory financial results (income, loss and related cash flow effects).
5.
We note that payments under the Note will be due in fiscal 2010, and as noted on page 27, you expect to receive the first payment of $10 million this fiscal year. Please tell us whether you have received that payment, and explain when such payments are due under the original terms of the Note. If due and unpaid at the time of your response, please provide us with a reasonably detailed discussion in that regard.

Response: Payments under the Note are due in annual $10 million installments beginning on July 1, 2010 through July 1, 2014, at which time the balance of the Note is due and payable (unless otherwise deferred in accordance with the information included in Responses 6 and 7 below). The Registrant has not received its first $10 million payment scheduled for July 1, 2010. As of this date, no payments are due under the Note. The Registrant will include a description of the specific dates when payments are due in future annual filings.

6.
We note that required payments may be deferred under the terms of the Note. Please explain the terms of deferral in reasonable detail. Tell us about the most recent communications you have had with Forethought and whether you are aware of their intentions regarding deferral. In the future, if you become aware of Forethoughts intentions regarding the deferral of payment, please disclose that information.

United States Securities and Exchange Commission
March 5, 2010
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Response: The payments under the Note can be deferred under the following conditions:
•	Forethought does not have sufficient funds on-hand after payment of or reasonable provision for current liabilities and ordinary course obligations AND

•	Forethought’s subsidiaries cannot declare or pay dividends due to
•	Restrictions imposed by applicable laws

•	Restrictions governing securitized debt

•
Restrictions applicable to assets acquired after the issue date, the stock of entities acquired, formed or organized after the issue date (except for restrictions applicable to the assets, revenues or other property directly held by FLIC (Forethought’s subsidiary insurance operation)

•	Payments that would result in a Risk Based Capital Ratio of less than 2.0 to 1.0 for an insurance subsidiary
•	On or prior to a payment date that is anticipated to be deferred, Forethought will provide the Registrant:
•	Financial information evidencing the insufficiency of funds and calculations of such that are satisfactory to the Registrant

•	Certification from Forethought’s Chief Financial Officer that requirements to defer payments have been met.

Representatives of the Registrant regularly attend Forethought’s quarterly Board of Directors Meetings as observers. In the Registrant’s discussion with Forethought regarding the $10 million payment due July 1, 2010, Forethought management has indicated its intention to remit the payment on-schedule. Accordingly, the Registrant has classified the payment as a current asset as of September 30, 2009. If Forethought management makes the Registrant aware of its intention to defer payment under the terms of the Note, the Registrant will disclose that information in future filings.

7.
We note that the maturity of the Note may be extended by Forethought. Please explain the terms of the extension in reasonable detail. Tell us about the most recent communications you have had with Forethought and whether you are aware of their intentions regarding extension. In the future, if you become aware of Forethoughts intentions regarding any extension, please disclose that information.

Response: The maturity of the Note can be deferred under the same conditions described in Response 6 above related to the periodic payments. If Forethought management makes the Registrant aware of its intention to defer the maturity under the terms of the Note, the Registrant will disclose that information in future filings.

8.	Explain whether the recent offering by Forethought is expected to impact your fair value estimates and probability of collection and how.

United States Securities and Exchange Commission
March 5, 2010
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Response: The recent offering by Forethought favorably impacted the estimated fair value of the Note (the estimated fair value of the Note increased by $7.2 million during the three months ended December 31, 2009 as disclosed in the Registrant’s Quarterly Report on Form 10-Q for the quarter then ended.) The change in estimated fair value resulted from an increase in the net present value of the payments scheduled under the Note primarily caused by the timing of the anticipated payments. The probability of collection of the Note improved as the financial strength of Forethought was enhanced by the $105 million equity infusion into its capital structure through the sale of common stock (as well as continued favorable trends on the primary factors detailed in Response 4 above). As a result, Forethought’s subsidiary insurance operations maintained its A.M. Best claims-paying rating of A-.

9.
We note that the Note agreement provides you with access to various kinds of financial information from Forethought. Please describe this information. In addition, please provide us with summarized information regarding the financial position, results of operations and cash flows of Forethought as of the most recent date and the available periods presented. Explain how this information affected your liquidity and credit risk assumptions in the fair value of the note and the probability of collection. Provide us with a more detailed summary of your other assumptions in your fair value estimate and your probability of collection.

Response: In connection with the Registrant’s attendance at Forethought’s quarterly Board of Directors Meeting, the Registrant is provided summary financial information and related analysis from Forethought, both on a GAAP and Statutory basis. The Registrant is also provided copies of the Board of Directors Meeting materials. The Registrant has a good working relationship with Forethought’s management and treats the information provided to the Registrant by Forethought (a privately-held parent holding company) as strictly confidential in respect of confidentiality provisions within its agreements with Forethought. Therefore we have not included this information in our response.

The Registrant estimates the fair value of the Note based upon a comparison to debt securities currently trading in an active market with similar characteristics of yield, duration and credit risk, adjusted for the fact that the Note is not traded (illiquidity premium). Currently the Registrant utilizes interest rates demanded on a group of B+ to CCC+ rated debt securities in order to derive a reasonable average interest rate from which to discount the cash flows under the Note. Prior to discounting, an additional interest rate premium is added to compensate for the lack of liquidity in the Note. At September 30, 2009, the aggregate interest rate used to discount the Note was approximately 15% (average rate of 8% from actively traded comparables, plus 7% representing the liquidity premium).

United States Securities and Exchange Commission
March 5, 2010
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As outlined in Response 4 above, the Registrant obtains information from Forethought that is utilized to monitor business conditions and trends indicative of Forethought’s financial strength. Based upon this information and in accordance with ASC 310-10-35-16, the Registrant makes an informed judgment as to whether it is probable that Forethought will not be able to honor the payment terms under the Note.

10.	Tell us what consideration you have given to disclosing summary financial information of Forethought.

Response: As indicated in Response 9 above, the Registrant treats the information provided to the Registrant by Forethought (a privately-held parent holding company) as strictly confidential in respect of confidentiality provisions within its agreements with Forethought. Further, as a creditor of Forethought, the Registrant has no control or influence in Forethought’s business affairs or operations. Accordingly, the Registrant is not in a position to direct Forethought to disclose its confidential information.

Item 9A. Controls and Procedures, page 80
11.
We note your qualifications on page 80 that “[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met.” As such, please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove language from your filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures.

Response: In future filings, the Registrant will add the requested language indicating that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that its principal executive officer and principal financial officer concluded that the Registrant’s disclosure controls and procedures are effective at the reasonable assurance level.

United States Securities and Exchange Commission
March 5, 2010
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Exhibit 31
12.
In future filings, please file a certification that conforms precisely to the requirements of Item 601(b)(31) of Regulation S-K. In particular, we note the omission of the reference to internal control over financial reporting in paragraph 4 and the exclusion of “(the registrant’s fourth fiscal quarter in the case of an annual report) in paragraph 4(d).

Response: In future filings the Registrant will file certifications that conform precisely to the requirements of Item 601(b)(31) of Regulation S-K.
FORM 8-K FILED ON JANUARY 11, 2010
13.
We note your merger agreement with K-Tron International, Inc. Please tell us supplementally if you received an exception to the Distribution Agreement described on page 59 of the Form 10-K or if you consider the proposed merger to qualify as being within your core area of business.

Response: The Registrant is not required to and did not receive an exception to the Distribution Agreement described on page 59 of the Annual Report. The definition of “SpinCo Core Business” within the Distribution Agreement includes any other basic manufacturing or distribution business where it is reasonable to assume that our core competencies could add enterprise value. After careful consideration of K-Tron’s business, the Registrant believes that K-Tron qualifies as a company that meets that definition.

United States Securities and Exchange Commission
March 5, 2010
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The Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 812-931-5054.
Very truly yours,
/s/ Cynthia L. Lucchese
Cynthia L. Lucchese
Senior Vice President and
Chief Financial Officer
Hillenbrand, Inc.